THE MAINSTAY FUNDS

MAINSTAY FUNDS TRUST

51 Madison Avenue

New York, NY 10010

VIA EDGAR CORRESPONDENCE

February 21, 2020

Mr. Mark A. Cowan

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Response to Comments on the 485A filings (each a “Registration Statement” and, collectively, the “Registration Statements”) for The MainStay Funds (SEC File No. 333-214498) and MainStay Funds Trust (SEC File No. 333-160918) (collectively, the “Registrants”)

Dear Mr. Cowan:

This letter responds to comments provided by e-mail on January 24, 2020 with respect to the Registration Statements. The Registration Statements were filed with the Securities and Exchange Commission on December 18, 2019. On behalf of the Registrants, your comments and our responses thereto are provided below. All defined terms in this letter have the same meaning as in the Registration Statements, except as otherwise defined herein.

Comments applicable to more than one Fund

Comment 1: Please update the class identifier on EDGAR to reflect the tickers for Class R6 shares.

Response: We will update the tickers for Class R6 shares prior to offering such shares to the public.

Comment 2: Please update the cover page to disclose the former name of a Fund, as applicable.

Response: We respectfully decline to make this change. To the extent applicable, we have historically included a Fund’s former name on the first page of its summary section.

Comment 3: In the section entitled “Fees and Expenses of the Fund”, delete the following sentence:

“The amount may vary depending on the MainStay Fund in which you invest.”

Response: Although this information is not fund specific, we believe that it is important for an investor to understand how sales charge discounts work across our fund complex. Therefore, we decline to make the requested edit.

Comment 4: Please provide the updated fee and example tables (including footnotes) in this correspondence.

Response: We have included the current fee and example tables in Appendix A below.

Comment 5: Please confirm supplementally that if a Fund’s investments in other investment companies are expected to exceed 0.01% of the Fund’s average net assets, you will add the acquired fund fees and expenses row in the fee table.

Response: We hereby confirm that the acquired fund fees and expenses row will be included as applicable.

Comment 6: Please explain supplementally why the “Other Expenses” of Class R6 shares are based on estimated amounts for the current fiscal year and not based on actual Fund expenses.

Response: The “Other Expenses” figure will be estimated based on the expenses a Fund’s Class R6 shares are expected to incur for the current fiscal year because certain expense components are unique to Class R6 shares and therefore could not have not been actual expenses incurred by the Fund prior to the launch of Class R6 shares. Therefore, we are not basing “Other Expenses” on actual amounts incurred by a Fund during the prior fiscal year.

Comment 7: In the section entitled “Example”, please delete the following disclosure for any Fund that does not have a contractual fee waiver and/or expense reimbursement arrangement in place.

The Example reflects the contractual fee waiver and/or expense reimbursement arrangement, if applicable, for the current duration of the arrangement only.

Response: We respectfully decline to make this change as we believe the disclosure clearly notes that such arrangements will only be reflected in the Example if applicable.

Comment 8: In the section entitled “Principal Investment Strategies”, please disclose the ratings typically associated with investments in “high-yield” securities.

Response: We have made the requested revision.

Comment 9: In the section entitled “Principal Investment Strategies”, please list the derivatives specifically that would be used by each Fund. Please review the Barry Miller/Karrie McMillan letter.

Response: Each Fund is mindful of the Staff’s views on derivatives disclosure, including as set forth in the Barry Miller/Karrie McMillan letter. We continue to believe that each Fund’s derivatives disclosure is appropriate and that further revision of this section is not necessary.

Comment 10: In the section entitled “Principal Risks”, please revise the “Debt Securities Risk” to provide additional detail regarding a debt or fixed income security’s sensitivity to changes in an issuer’s credit rating, which could decrease the value of such security.

Response: We have made the requested revision.

Comment 11: In the section entitled “Past Performance”, please revise the disclosure to specifically reference any share classes with less than one calendar year of performance.

Response: We respectfully decline to make this change as we believe this disclosure is consistent with our performance presentation in the “Average Annual Total Returns” table, which includes the inception date for each share class.

Comment 12: In the section entitled “Past Performance”, please update the “Average Annual Total Returns” table to present the after-tax returns for the share class presented in the bar chart.

Response: We have made the requested revision.

Comment 13: In the section entitled “Past Performance”, please confirm that the rationale for changing the share class presented in the bar chart is consistent with the requirements in Form N-1A.

Response: We respectfully decline to make this change as we confirm the rationale for changing the share class as presented is consistent with the requirements in Form N-1A.

Comment 14: In the section entitled “More About Investment Strategies and Risk”, please consider including a table or other method to designate which risks/strategies apply to which Fund and/or Underlying Fund, and which are principal, for example in the derivatives and market capitalization risks. Alternatively, move the non-principal information into the SAI.

Response: The Registrant has reviewed and revised the disclosure summarizing a Fund’s and/or Underlying Fund’s principal investment strategies per Item 9 of the Form N-1A and respectfully submits that the disclosure is reasonable and appropriate both to describe a Fund’s and/or Underlying Fund’s principal investment strategies and risks and to summarize them, as applicable. The Registrant continuously monitors and revises the disclosure required by Item 4 and Item 9 to seek to ensure that the disclosure continues to meet Staff Guidance. The Registrant notes that the strategies and risks disclosed in the first section under “More About Investment Strategies and Risks” are principal, and additional non-principal strategies and risks are disclosed as such in response to prior comments from the Staff.

Comment 15: In the section entitled “More About Investment Strategies and Risk”, please revise the “Floating Rate Notes and Variable Rate Demand Obligations Risks” tile if current information technology systems are not available to accommodate new instruments and rates with features that differ from LIBOR.

Response: We have made the requested revision.

Comment 16: In the section entitled “Shareholder Guide – Information on Fees”, please include the small account fee in the fee table for the relevant Funds.

Response: We respectfully decline to add this disclosure, as the small account fee only applied to less than 1% of the Fund’s shareholder base during its last fiscal year.

Comment 17: In the section entitled “Shareholder Guide – General Policies—Selling Shares”, disclose that a redemption will be the earlier of when the check proceeds clear or 10 days.

Response: We respectfully decline to make this change as this disclosure was added in response to previous SEC Staff comments.

Comment 18: In the section entitled “Shareholder Guide – Operation As a Manager of Managers”, please update any relevant disclosure consistent with the BNY Mellon Family of Funds SEC No-Action Letter (July 19, 2019).

Response: We have made the requested revision.

Comment 19: Please revise the following language since the disclosure in “Appendix A” must be revised each time there is a change or addition of an intermediary, and not “from time to time.”

  This Appendix will be updated from time to time with changes to this Appendix or to add additional intermediaries.

Response: We intend to update the Appendix promptly when informed by an intermediary that a change is necessary, and respectfully note that this disclosure is intended to notify shareholders that this information may change. Accordingly, we respectfully decline to make this revision.

Comments applicable only to MainStay Candriam Emerging Markets Debt Fund

Comment 1: In the section entitled “Principal Investment Strategies”, please include the criteria for determining whether a company is located or doing business in an emerging market country, including which index the Subadvisor considers to be representative of emerging markets.

Response: We have made the requested revision.

Comment 2: In the section entitled “Principal Investment Strategies”, please disclose the applicable criteria as to maturity or duration for the Fund’s investments in debt securities.

Response: We have made the requested revision.

Comment 3: In the section entitled “Principal Investment Strategies”, please delete “some of” from the following sentence:

Some of the securities in which the Fund invests may be denominated in foreign currency.

Response: We have made the requested revision.

Comment 4: In the section entitled “Principal Investment Strategies”, please disclose the percentage of the Fund’s assets that may be invested in securities that are rated below investment grade by a NRSRO.

Response: We respectfully decline to make this change as we believe the disclosure appropriately describes the Fund’s principal investment strategies, including investments in securities that are rated below investment grade by a NRSRO.

Comment 5: In the section entitled “Principal Investment Strategies”, please disclose the applicable criteria as to credit quality for the Fund’s investments in debt securities.

Response: We respectfully decline to make this change as we believe the disclosure appropriately describes the Fund’s principal investment strategies, including the credit quality of the Fund’s investments.

Comment 6: In the section entitled “Principal Investment Strategies”, please delete the following sentence as it is not consistent with requirements under Rule 35d-1 of the 1940 Act.

In unusual market conditions or abnormal circumstances, the Fund may invest all or a portion of its assets in fixed income securities of countries with developed economies.

Response: Although we believe this disclosure is consistent with the requirements under Rule 35d-1, we have nonetheless made the requested revision.

Comment 7: In the section entitled “Principal Investment Strategies”, please confirm that floating rate notes are derivatives. If they are not derivatives, please revise the disclosure accordingly.

Response: We have made the requested revision.

Comment 8: Please update the “Principal Risks” section to disclose the risks associated with the Fund’s investments in quasi-sovereign and corporate Eurobonds.

Response:We believe the Fund’s current principal risks appropriately disclose the risks associated with quasi-sovereign and corporate Eurobonds, including debt securities risk, foreign securities risk, emerging markets risk, and sovereign debt risk.

Comment 9: In the section entitled “Principal Investment Strategies”, please disclose the applicable ESG criteria that the Subadvisor uses to make investment determinations, including how and when the Subadvisor takes such criteria into consideration.

Response: We have made the requested revision.

Comment 10: In the section entitled “Principal Risks”, please revise the “Debt Securities Risk” tile to specifically address the interest rate risk associated with the Fund’s investments in fixed income securities of issuers located in emerging markets.

Response: We have made the requested revision.

Comment 11: In the section entitled “Principal Risks”, please consider whether the expected discontinuation of LIBOR is a principal risk for the Fund. If you believe it is not, please explain to us why supplementally. Please tailor any such principal risk disclosure to describe how the expected discontinuation of LIBOR could affect the Fund’s investments, including (1) if the Fund will invest in instruments that pay interest at floating rates based on LIBOR that do not include fallback provisions that address how interest rates will be determined if LIBOR stops being published, how it will affect the liquidity of these investments, and (2) how the transition to any successor rate could impact the value of investments that reference LIBOR.

Response: We have made the requested revision.

Comment 12: In the section entitled “Principal Risks”, please explain supplementally how the following disclosure in the “Liquidity and Valuation Risk” tile is consistent with the requirements under Rule 22e-4.

The Fund is subject to the risk that it could not meet redemption requests within the allowable time period without significant dilution of remaining investors' interests in the Fund.

Response: This disclosure indicates that the Fund is subject to liquidity risk. Consistent with Rule 22e-4, the Fund has adopted and implemented a written liquidity risk management program (“LRMP”) that is reasonably designed to assess and manage the Fund’s liquidity risk. Consistent with the Fund’s LRMP, the Fund has assessed its liquidity risk and has put in place procedures to manage such risk. As noted in the adopting release to Rule 22e-4, Rule 22e-4 “requires a fund to assess and manage liquidity risk and does not require a fund to eliminate all adverse impacts of liquidity risk, which would be incompatible with an investment product such as a mutual fund or ETF, whose NAV may fluctuate for a variety of reasons, including changing liquidity conditions.” Accordingly, we do not believe that this disclosure is inconsistent with Rule 22e-4.

Comments applicable only to MainStay Asset Allocation Funds

Comment 1: Please confirm the acquired (underlying) fund fees and expenses will be included as a line item in each Fund’s fee table.

Response: Please see the Fund’s fee table provided below in Appendix A.

Comment 2: Please confirm that there is no contractual fee waiver and/or expense reimbursement arrangement in place for the MainStay Moderate Allocation Fund.

Response: Please see the Fund’s fee table provided below in Appendix A.

Comment 3: In the section entitled “Principal Risks of the Underlying Funds”, please include the principal risks of each Underlying Fund.

Response: We respectfully decline to make any changes in response to this comment. We note that the Fund’s allocations to Underlying Funds will vary from time to time and submit that identifying every principal risk of every potential Underlying Fund in which the Fund may invest will likely lead to confusion and potentially stale disclosure over the course of a year. The Fund’s disclosure informs shareholders and potential shareholders of the types of Underlying Funds and the principal risks associated with such investments. We continuously monitor and revise the Item 4 and Item 9 disclosure to ensure that the disclosure continues to meet Staff Guidance.

Comment 4: In the section entitled “Principal Risks of the Underlying Funds” for the MainStay Growth Allocation Fund, please delete “Debt Securities Risk” and “High Yield Securities Risk” as principal risks of the Underlying Funds given the Fund’s target allocation to the equity asset class is 100%.

Response: We respectfully decline to make this change. We note that the Fund’s principal investment strategies provide that it may invest up to 10% of its assets in Underlying Fixed Income Funds, and, therefore, the Fund considers the corresponding risk associated with such investments to be a principal risk.

Comment 5: In the section entitled “Principal Risks of the Underlying Funds” for the MainStay Growth Allocation Fund, please confirm that “Mortgage-Related and Other Asset-Backed Securities Risk” should be included as a principal risk.

Response: We hereby confirm inclusion of this risk as a principal risk.

Comment 6: In section entitled “More About Investment Strategies and Risk”, please revise the disclosure in the “Derivatives Transactions” tile to only reference swaps for consistency with each Fund’s principal investment strategies.

Response: We have made the requested revision.

Comment 7: In section entitled “More About Investment Strategies and Risk”, please revise the “Floating Rate Loans” tile if any of the Underlying Funds invest in covenant-lite loans.

Response: We have made the requested revision.

Comments applicable only to MainStay Money Market Fund

Comment 1: In the section entitled “Principal Risks”, please include the risk disclosure provided by Item 4(b)(1)(ii)(B) of Form N-1A for “retail money market funds.”

Response: We have made the requested revision.

Comments applicable only to MainStay Short Term Bond Fund

Comment 1: In the section entitled “Principal Investment Strategies”, please provide an example of duration.

Response: We respectfully decline to make this edit as the Fund includes disclosure that it will maintain its average dollar-weighted duration range between one and three years, explains the concept of duration, and explains that a security with a longer duration is more susceptible to interest rate changes than a shorter duration security.

Comment 2: In the section entitled “Principal Investment Strategies”, please explain supplementally how much the Fund may invest in non-investment grade private mortgage-backed securities, whether residential or commercial, particularly lower-rated tranches. Similarly, please explain how much the Fund may invest in CDOs, CLOs and CMOs, particularly lower-rated tranches.

Response: The Fund does not currently plan to invest in non-investment grade private mortgage-backed securities.

Comment 3: In the section entitled “Principal Investment Strategies”, please include disclosure about when the Subadvisor will sell securities.

Response: We have made the requested revision.

Comment 4: In the section entitled “Principal Risks”, please confirm whether “Mortgage Dollar Roll Transaction Risk” should be a principal risk. If so, please reference such transactions in the “Principal Investment Strategies” section.

Response: We have updated our disclosure to reflect that “Mortgage Dollar Roll Transaction Risk” is not a principal risk.

Comment 5: In the section entitled “Principal Risks”, please confirm whether “Distressed Securities Risk” should be a principal risk. If so, please reference such securities in the “Principal Investment Strategies” section.

Response: We have updated our disclosure to reflect that “Distressed Securities Risk” is not a principal risk.

Comment 6: In the section entitled “Principal Risks”, please disclose any principal risks, and any related principal strategies, of investments in subprime mortgages, for example, that the liquidity of those securities may change dramatically over time.

Response: We confirm that the Fund does not include subprime mortgages in its principal investment strategies.

Comments applicable only to MainStay MacKay Small Cap Core Fund

Comment 1: In the section entitled “Principal Investment Strategies”, please revise the disclosure to reflect investments in mid-capitalization companies. If the Fund does not make such investments, please delete the principal risk relating to these investments.

Response: We respectfully decline to make this edit as the Fund may invest up to 20% of its assets in companies which are not defined as small capitalization companies.

Comment 2: In the section entitled “Principal Investment Strategies”, please confirm supplementally whether the market capitalization ranges of the Russell 2000 Index are an appropriate measure of small-capitalization companies.

Response: We confirm that the Russell 2000 Index is an appropriate measure. The Russell 2000® Index measures the performance of the small-cap segment of the U.S. equity universe. It is a subset of the Russell 3000® Index and includes approximately 2,000 of the smallest securities based on a combination of their market cap and current index membership.

Comment 3: In the section entitled “Principal Investment Strategies”, please include additional detail with respect to the Subadvisor’s investment process.

Response: We respectfully decline to make this change as we believe the disclosure in the principal investment strategies section appropriately describes the Subadvisor’s investment process

Comment 3: In the section entitled “Principal Investment Strategies”, please revise the following sentence to reference the number of companies that the Fund will invest.

The Subadvisor also seeks to control the Fund’s exposure to risk by diversifying the Fund’s investments over securities issued by a large number of companies.

Response: We respectfully decline to make this edit as the number of companies in which the Fund invests will vary from time to time.

Comment 4: In the section entitled “Principal Risks”, please reorder the positioning of the “Small-Cap Mid-Cap Stock Risk” as the SEC Staff believes the most significant risks of the Fund should appear first.

Response: We have made the requested revision.

Comment 5: In the section entitled “More About Investment Strategies and Risks”, please revise the first sentence to reflect that the disclosure in Item 9 also appears in the relevant summary section.

Response: We have made the requested revision.

Comment 6: In the section entitled “More About Investment Strategies and Risks”, please revise the first sentence to reflect that the information in this section also appears in the relevant summary section.

Response: We have made the requested revision.

Comment 7: In the section entitled “More About Investment Strategies and Risks”, please tailor the “Portfolio Turnover” tile for the Fund.

Response: We have made the requested revision.

Comments to the Statement of Additional Information

Comment 1: Please explain supplementally the rationale for using a combined SAI for MainStay Funds Trust and The MainStay Funds

Response: We have chosen to use a combined SAI for a variety of reasons, including for the purpose of administrative efficiency, and we do not believe that the combined SAI has any detrimental effect on disclosure adequacy or clarity.

Comment 2: Please include auditor’s consent for the Voya CBRE Global Infrastructure Fund, Voya Global Real Estate Fund and Voya Real Estate Fund to include Voya auditors in the 485(b) filing.

Response: We intend to include the consent of the auditor of the respective MainStay Funds that will be the accounting survivors of the reorganizations involving the Voya CBRE Global Infrastructure Fund, Voya Global Real Estate Fund and Voya Real Estate Fund. The corresponding MainStay Funds – MainStay CBRE Global Infrastructure Fund and MainStay CBRE Real Estate Fund – will assume the accounting and performance histories of the Voya CBRE Global Infrastructure Fund and the Voya Real Estate Fund, respectively, prior to the date upon which the 485(b) filing will become effective. We note that the predecessor Voya Funds and the acquiring MainStay Funds were audited by the same registered public accounting firm during the relevant periods.

Comment 3: Please explain supplementally why the MainStay Cushing Energy Income Fund, MainStay Cushing MLP Premier Fund, MainStay Cushing Renaissance Advantage Fund, MainStay MacKay Intermediate Tax Free Bond Fund, MainStay MacKay Short Term Municipal Fund, and MainStay U.S. Government Liquidity Fund are not included in this SAI.

Response: We have chosen to not include these funds in this SAI for a variety of reasons, including for purposes of administrative efficiency and because these Funds (other than the MainStay U.S. Government Liquidity Fund) have different fiscal year ends than the Funds included in the larger Statement of Additional Information. A separate Statement of Additional Information is used for the MainStay U.S. Government Liquidity Fund because it is registered only under the 1940 Act and is not offered publicly.

Comment 4: A Fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its own concentration policies. Please add disclosure indicating that the Fund and adviser will consider the concentration of these investment companies when determining compliance with the Fund's concentration policies.

Response: In the section entitled “Investments Practices, Instruments and Risks Common to Multiple Fund – Investment Companies”, we already include the following disclosure, which we believe to be responsive to this Comment:

For purposes of determining compliance with a Fund’s policy on concentrating its investments in any one industry, the Funds will look through investments in underlying investment companies for purposes of applying their concentration limitations, if the underlying investment company itself has a policy to concentrate in a particular industry. In that case, the particular industry in which the underlying investment company invests would be counted for purposes of calculating the Fund's concentration limitation.

Comment 5: In the section entitled “The Funds’ Investment Policies: Concentration”, please include disclosure to reflect that “Instruments” in the following clause should be limited to depositary instruments.

…(iii) with respect only to the MainStay Money Market Fund, instruments issued by domestic branches of U.S. banks (including U.S. branches of foreign banks subject to regulation under U.S. laws applicable to domestic banks and, to the extent that its parent is unconditionally liable for the obligation, foreign branches of U.S. banks) or (iv) repurchase agreements (collateralized by the instruments described in Clause (ii) or, with respect to the MainStay Money Market Fund, Clause (iii)).

Response: We respectfully decline to add disclosure as the MainStay Money Market Fund intends to reserve the freedom to concentrate in accordance with Guide 19 to Form N-1A, including that such freedom to concentrate will not apply to commercial paper of issuers in any one industry. See Investment Company Act Rel. No. 13436 (Aug. 12, 1983).

Comment 6: In the section entitled “The Funds’ Investment Policies: Senior Securities”, please clarify that the only borrowing transactions that may be covered and avoid being a senior security are reverse repurchase agreements.

Response: We respectfully decline to make this change. The Registrant confirms that, to the extent a Fund engages in traditional borrowing (e.g., under a bank credit facility), the Fund complies with the asset coverage requirements set forth in Section 18(f) of the 1940 Act with respect to any such borrowings.

Comment 7: In the section entitled “The Funds’ Investment Policies: Senior Securities”, please include disclosure in the following clause to clarify that the appropriate cover will depend on the transaction and that these three methods cannot be used as for all derivatives and borrowings.

…and therefore such transaction will not be subject to the limitations otherwise applicable to borrowings by the Fund, if the Fund: (1) maintains an offsetting financial position in accordance with applicable SEC guidance or SEC staff interpretations; (2) maintains liquid assets equal in value to the Fund’s potential economic exposure under the borrowing transaction; or (3) otherwise “covers” the transaction in accordance with applicable SEC guidance or SEC staff interpretations.

Response: We respectfully decline to make this change. We believe the disclosure accurately reflects the current SEC guidance and staff interpretations without confusing shareholders.

Comment 8: In the section entitled “Investment Practices, Instruments and Risks Common to Multiple Funds: Special Note Regarding Recent Market Events”, please revise the Brexit disclosure to address any recent developments.

Response: We have made the requested revision.

Comment 9: In the section entitled “Investment Practices, Instruments and Risks Common to Multiple Funds”, please include disclosure relating to investments in credit default swaps.

Response: We have made the requested revision.

Please contact the undersigned at 201-685-6411 should you have any questions regarding this matter.

Sincerely,

/s/ Brian McGrady
Brian McGrady
Assistant Secretary

Appendix A

MainStay Conservative Allocation Fund

	Class A	Investor Class	Class B1	Class C	Class I	Class R2	Class R3	Class R6
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	3.00%	3.00%	None	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the original offering price or redemption proceeds)	None [2]	None [2]	5.00%	1.00%	None	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees (as an annual percentage of the Fund's average daily net assets)	None	None	None	None	None	None	None	None
Distribution and/or Service (12b-1) Fees	0.25%	0.25%	1.00%	1.00%	None	0.25%	0.50%	None
Other Expenses	0.13%	0.34%	0.34%	0.34%	0.13%	0.23%	0.23%	0.08%[3]
Acquired (Underlying) Fund Fees and Expenses	0.60%	0.60%	0.60%	0.60%	0.60%	0.60%	0.60%	0.60%
Total Annual Fund Operating Expenses	0.98%	1.19%	1.94%	1.94%	0.73%	1.08%	1.33%	0.68%
Waivers / Reimbursements[4]	0.00%	(0.04)%	(0.04)%	(0.04)%	0.00%	0.00%	0.00%	0.00%
Total Annual Fund Operating Expenses After Waivers / Reimbursements[4]	0.98%	1.15%	1.90%	1.90%	0.73%	1.08%	1.33%	0.68%
1.	Class B shares are closed to all new purchases as well as additional investments by existing Class B shareholders.

2.	No initial sales charge applies on investments of $250,000 or more (and certain other qualified purchases). However, a contingent deferred sales charge of 1.00% may be imposed on certain redemptions made within 18 months of the date of purchase on shares that were purchased without an initial sales charge.

3.	Based on estimated amounts for the current fiscal year.

4.	New York Life Investment Management LLC ("New York Life Investments") has contractually agreed to waive fees and/or reimburse expenses so that Total Annual Fund Operating Expenses (excluding taxes, interest, litigation, extraordinary expenses, brokerage and other transaction expenses relating to the purchase and sale of portfolio investments, and acquired (underlying) fund fees and expenses) for a class do not exceed the following amounts of its average daily net assets: Class A, 0.50%; Investor Class, 0.55%; Class B, 1.30%; Class C, 1.30%; Class I, 0.25%; Class R2, 0.60%; and Class R3, 0.85%. In addition, New York Life Investments will waive fees and/or reimburse expenses so that Total Annual Fund Operating Expenses (excluding taxes, interest, litigation, extraordinary expenses, brokerage and other transaction expenses relating the purchase or sale of portfolio investments, and acquired (underlying) fund fees and expenses) of Class R6 shares do not exceed those of Class I. This agreement will remain in effect until February 28, 2021, and shall renew automatically for one-year terms unless New York Life Investments provides written notice of termination prior to the start of the next term or upon approval of the Board of Trustees of the Fund.

Expenses After	Class A	Investor	Class B		Class C		Class I	Class R2	Class R3	Class R6
		Class	Assuming no redemption	Assuming redemption at end of period	Assuming no redemption	Assuming redemption at end of period
1 Year	$ 397	$ 414	$ 193	$ 693	$ 193	$ 293	$ 75	$ 110	$ 135	$ 69
3 Years	$ 603	$ 663	$ 605	$ 905	$ 605	$ 605	$ 233	$ 343	$ 421	$ 218
5 Years	$ 825	$ 931	$ 1,043	$ 1,243	$ 1,043	$ 1,043	$ 406	$ 595	$ 729	$ 379
10 Years	$ 1,465	$ 1,696	$ 2,066	$ 2,066	$ 2,261	$ 2,261	$ 906	$ 1,317	$ 1,601	$ 847

MainStay Moderate Allocation Fund

	Class A	Investor Class	Class B1	Class C	Class I	Class R2	Class R3	Class R6
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	3.00%	3.00%	None	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the original offering price or redemption proceeds)	None [2]	None [2]	5.00%	1.00%	None	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees (as an annual percentage of the Fund's average daily net assets)	None	None	None	None	None	None	None	None
Distribution and/or Service (12b-1) Fees	0.25%	0.25%	1.00%	1.00%	None	0.25%	0.50%	None
Other Expenses	0.11%	0.38%	0.38%	0.38%	0.11%	0.21%	0.21%	0.06%[3]
Acquired (Underlying) Fund Fees and Expenses	0.70%	0.70%	0.70%	0.70%	0.70%	0.70%	0.70%	0.70%
Total Annual Fund Operating Expenses	1.06%	1.33%	2.08%	2.08%	0.81%	1.16%	1.41%	0.76%
Waivers / Reimbursements[4]	0.00%	(0.08)%	(0.08)%	(0.08)%	0.00%	0.00%	0.00%	0.00%
Total Annual Fund Operating Expenses After Waivers / Reimbursements[4]	1.06%	1.25%	2.00%	2.00%	0.81%	1.16%	1.41%	0.76%
1.	Class B shares are closed to all new purchases as well as additional investments by existing Class B shareholders.

2.	No initial sales charge applies on investments of $250,000 or more (and certain other qualified purchases). However, a contingent deferred sales charge of 1.00% may be imposed on certain redemptions made within 18 months of the date of purchase on shares that were purchased without an initial sales charge.

3.	Based on estimated amounts for the current fiscal year.

4.	New York Life Investment Management LLC ("New York Life Investments") has contractually agreed to waive fees and/or reimburse expenses so that Total Annual Fund Operating Expenses (excluding taxes, interest, litigation, extraordinary expenses, brokerage and other transaction expenses relating to the purchase and sale of portfolio investments, and acquired (underlying) fund fees and expenses) for a class do not exceed the following amounts of its average daily net assets: Class A, 0.50%; Investor Class, 0.55%; Class B, 1.30%; Class C, 1.30%; Class I, 0.25%; Class R2, 0.60%; and Class R3, 0.85%. In addition, New York Life Investments will waive fees and/or reimburse expenses so that Total Annual Fund Operating Expenses (excluding taxes, interest, litigation, extraordinary expenses, brokerage and other transaction expenses relating the purchase or sale of portfolio investments, and acquired (underlying) fund fees and expenses) of Class R6 shares do not exceed those of Class I. This agreement will remain in effect until February 28, 2021, and shall renew automatically for one-year terms unless New York Life Investments provides written notice of termination prior to the start of the next term or upon approval of the Board of Trustees of the Fund.

Expenses After	Class A	Investor	Class B		Class C		Class I	Class R2	Class R3	Class R6
		Class	Assuming no redemption	Assuming redemption at end of period	Assuming no redemption	Assuming redemption at end of period
1 Year	$ 405	$ 424	$ 203	$ 703	$ 203	$ 303	$ 83	$ 118	$ 144	$ 78
3 Years	$ 627	$ 701	$ 644	$ 944	$ 644	$ 644	$ 259	$ 368	$ 446	$ 243
5 Years	$ 867	$ 999	$ 1,111	$ 1,311	$ 1,111	$ 1,111	$ 450	$ 638	$ 771	$ 422
10 Years	$ 1,555	$ 1,847	$ 2,212	$ 2,212	$ 2,404	$ 2,404	$ 1,002	$ 1,409	$ 1,691	$ 942

MainStay Moderate Growth Allocation Fund

	Class A	Investor Class	Class B1	Class C	Class I	Class R1	Class R2	Class R3	Class R6
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	3.00%	3.00%	None	None	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the original offering price or redemption proceeds)	None [2]	None [2]	5.00%	1.00%	None	None	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees (as an annual percentage of the Fund's average daily net assets)	None	None	None	None	None	None	None	None	None
Distribution and/or Service (12b-1) Fees	0.25%	0.25%	1.00%	1.00%	None	None	0.25%	0.50%	None
Other Expenses	0.13%	0.42%	0.42%	0.42%	0.13%	0.23%	0.23%	0.23%	0.06%[3]
Acquired (Underlying) Fund Fees and Expenses	0.78%	0.78%	0.78%	0.78%	0.78%	0.78%	0.78%	0.78%	0.78%
Total Annual Fund Operating Expenses	1.16%	1.45%	2.20%	2.20%	0.91%	1.01%	1.26%	1.51%	0.84%
Waivers / Reimbursements[4]	0.00%	(0.12)%	(0.12)%	(0.12)%	0.00%	0.00%	0.00%	0.00%	0.00%
Total Annual Fund Operating Expenses After Waivers / Reimbursements[4]	1.16%	1.33%	2.08%	2.08%	0.91%	1.01%	1.26%	1.51%	0.84%
1.	Class B shares are closed to all new purchases as well as additional investments by existing Class B shareholders.

2.	No initial sales charge applies on investments of $250,000 or more (and certain other qualified purchases). However, a contingent deferred sales charge of 1.00% may be imposed on certain redemptions made within 18 months of the date of purchase on shares that were purchased without an initial sales charge.

3.	Based on estimated amounts for the current fiscal year.

4.	New York Life Investment Management LLC ("New York Life Investments") has contractually agreed to waive fees and/or reimburse expenses so that Total Annual Fund Operating Expenses (excluding taxes, interest, litigation, extraordinary expenses, brokerage and other transaction expenses relating to the purchase and sale of portfolio investments, and acquired (underlying) fund fees and expenses) for a class do not exceed the following amounts of its average daily net assets: Class A, 0.50%; Investor Class, 0.55%; Class B, 1.30%; Class C, 1.30%; Class I, 0.25%; Class R1, 0.35%; Class R2, 0.60%; and Class R3, 0.85%. In addition, New York Life Investments will waive fees and/or reimburse expenses so that Total Annual Fund Operating Expenses (excluding taxes, interest, litigation, extraordinary expenses, brokerage and other transaction expenses relating the purchase or sale of portfolio investments, and acquired (underlying) fund fees and expenses) of Class R6 shares do not exceed those of Class I. This agreement will remain in effect until February 28, 2021, and shall renew automatically for one-year terms unless New York Life Investments provides written notice of termination prior to the start of the next term or upon approval of the Board of Trustees of the Fund.

Expenses After	Class A	Investor	Class B		Class C		Class I	Class R1	Class R2	Class R3	Class R6
		Class	Assuming no redemption	Assuming redemption at end of period	Assuming no redemption	Assuming redemption at end of period
1 Year	$ 415	$ 431	$ 211	$ 711	$ 211	$ 311	$ 93	$ 103	$ 128	$ 154	$ 86
3 Years	$ 657	$ 733	$ 677	$ 977	$ 677	$ 677	$ 290	$ 322	$ 400	$ 477	$ 268
5 Years	$ 919	$ 1,057	$ 1,169	$ 1,369	$ 1,169	$ 1,169	$ 504	$ 558	$ 692	$ 824	$ 466
10 Years	$ 1,667	$ 1,973	$ 2,335	$ 2,335	$ 2,525	$ 2,525	$ 1,120	$ 1,236	$ 1,523	$ 1,802	$ 1,037

MainStay Growth Allocation Fund

	Class A	Investor Class	Class B1	Class C	Class I	Class R3	Class R6
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	3.00%	3.00%	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the original offering price or redemption proceeds)	None [2]	None [2]	5.00%	1.00%	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees (as an annual percentage of the Fund's average daily net assets)	None	None	None	None	None	None	None
Distribution and/or Service (12b-1) Fees	0.25%	0.25%	1.00%	1.00%	None	0.50%	None
Other Expenses	0.18%	0.47%	0.47%	0.47%	0.18%	0.28%	0.11%[3]
Acquired (Underlying) Fund Fees and Expenses	0.81%	0.81%	0.81%	0.81%	0.81%	0.81%	0.81%
Total Annual Fund Operating Expenses	1.24%	1.53%	2.28%	2.28%	0.99%	1.59%	0.92%
Waivers / Reimbursements[4]	0.00%	(0.17)%	(0.17)%	(0.17)%	0.00%	0.00%	0.00%
Total Annual Fund Operating Expenses After Waivers / Reimbursements[4]	1.24%	1.36%	2.11%	2.11%	0.99%	1.59%	0.92%
1.	Class B shares are closed to all new purchases as well as additional investments by existing Class B shareholders.

2.	No initial sales charge applies on investments of $250,000 or more (and certain other qualified purchases). However, a contingent deferred sales charge of 1.00% may be imposed on certain redemptions made within 18 months of the date of purchase on shares that were purchased without an initial sales charge.

3.	Based on estimated amounts for the current fiscal year.

4.	New York Life Investment Management LLC ("New York Life Investments") has contractually agreed to waive fees and/or reimburse expenses so that Total Annual Fund Operating Expenses (excluding taxes, interest, litigation, extraordinary expenses, brokerage and other transaction expenses relating to the purchase and sale of portfolio investments, and acquired (underlying) fund fees and expenses) for a class do not exceed the following amounts of its average daily net assets: Class A, 0.50%; Investor Class, 0.55%; Class B, 1.30%; Class C, 1.30%; Class I, 0.25%; and Class R3, 0.85%. In addition, New York Life Investments will waive fees and/or reimburse expenses so that Total Annual Fund Operating Expenses (excluding taxes, interest, litigation, extraordinary expenses, brokerage and other transaction expenses relating the purchase or sale of portfolio investments, and acquired (underlying) fund fees and expenses) of Class R6 shares do not exceed those of Class I. This agreement will remain in effect until February 28, 2021, and shall renew automatically for one-year terms unless New York Life Investments provides written notice of termination prior to the start of the next term or upon approval of the Board of Trustees of the Fund.

Expenses After	Class A	Investor	Class B		Class C		Class I	Class R3	Class R6
		Class	Assuming no redemption	Assuming redemption at end of period	Assuming no redemption	Assuming redemption at end of period
1 Year	$ 423	$ 434	$ 214	$ 714	$ 214	$ 314	$ 101	$ 162	$ 94
3 Years	$ 682	$ 753	$ 696	$ 996	$ 696	$ 696	$ 315	$ 502	$ 293
5 Years	$ 961	$ 1,094	$ 1,205	$ 1,405	$ 1,205	$ 1,205	$ 547	$ 866	$ 509
10 Years	$ 1,755	$ 2,055	$ 2,414	$ 2,414	$ 2,602	$ 2,602	$ 1,213	$ 1,889	$ 1,131

MainStay MacKay Small Cap Core Fund

	Class A	Investor Class	Class B1	Class C	Class I	Class R1	Class R2	Class R3	Class R6
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%	5.50%	None	None	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the original offering price or redemption proceeds)	None [2]	None [2]	5.00%	1.00%	None	None	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees (as an annual percentage of the Fund's average daily net assets)[3]	0.80%	0.80%	0.80%	0.80%	0.80%	0.80%	0.80%	0.80%	0.80%
Distribution and/or Service (12b-1) Fees	0.25%	0.25%	1.00%	1.00%	None	None	0.25%	0.50%	None
Other Expenses	0.18%	0.57%	0.57%	0.57%	0.18%	0.28%	0.28%	0.28%	0.09%
Total Annual Fund Operating Expenses	1.23%	1.62%	2.37%	2.37%	0.98%	1.08%	1.33%	1.58%	0.89%
Waivers / Reimbursements[4]	0.00%	(0.13)%	(0.13)%	(0.13)%	0.00%	0.00%	0.00%	0.00%	0.00%
Total Annual Fund Operating Expenses After Waivers / Reimbursements[4]	1.23%	1.49%	2.24%	2.24%	0.98%	1.08%	1.33%	1.58%	0.89%
1.	Class B shares are closed to all new purchases as well as additional investments by existing Class B shareholders.

2.	No initial sales charge applies on investments of $1 million or more (and certain other qualified purchases). However, a contingent deferred sales charge of 1.00% may be imposed on certain redemptions made within 18 months of the date of purchase on shares that were purchased without an initial sales charge.

3.	The management fee is as follows: 0.80% on assets up to $1 billion; 0.775% on assets from $1 billion to $2 billion; and 0.75% on assets over $2 billion.

4.	New York Life Investment Management LLC ("New York Life Investments") has contractually agreed to limit the transfer agency expenses charged to each of the Fund’s share classes to a maximum of 0.35% of that share class’s average daily net assets on an annual basis (excluding small account fees) after deducting any other applicable expense cap reimbursements or transfer agency waivers. This Agreement will remain in effect until February 28, 2021, and shall renew automatically for one-year terms unless New York Life Investments provides written notice of termination prior to the start of the next term or upon approval of the Board of Trustees of the Fund.

Expenses After	Class A	Investor	Class B		Class C		Class I	Class R1	Class R2	Class R3	Class R6
		Class	Assuming no redemption	Assuming redemption at end of period	Assuming no redemption	Assuming redemption at end of period
1 Year	$ 668	$ 693	$ 227	$ 727	$ 227	$ 327	$ 100	$ 110	$ 135	$ 161	$ 91
3 Years	$ 919	$ 1,021	$ 727	$ 1,027	$ 727	$ 727	$ 312	$ 343	$ 421	$ 499	$ 284
5 Years	$ 1,188	$ 1,371	$ 1,254	$ 1,454	$ 1,254	$ 1,254	$ 542	$ 595	$ 729	$ 860	$ 493
10 Years	$ 1,957	$ 2,356	$ 2,510	$ 2,510	$ 2,696	$ 2,696	$ 1,201	$ 1,317	$ 1,601	$ 1,878	$ 1,096

MainStay Short Term Bond Fund

	Class A	Investor Class	Class I	Class R6
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	1.00%	1.00%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the original offering price or redemption proceeds)	None [1]	None [1]	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees (as an annual percentage of the Fund's average daily net assets)[2]	0.25%	0.25%	0.25%	0.25%
Distribution and/or Service (12b-1) Fees	0.25%	0.25%	None	None
Other Expenses	0.24%	0.72%	0.24%	0.20%
Total Annual Fund Operating Expenses	0.74%	1.22%	0.49%	0.45%
Waivers / Reimbursements[3]	0.00%	(0.30)%	(0.09)%	(0.05)%
Total Annual Fund Operating Expenses After Waivers / Reimbursements[3]	0.74%	0.92%	0.40%	0.40%
1.	No initial sales charge applies on investments of $250,000 or more (and certain other qualified purchases). However, a contingent deferred sales charge of 0.50% may be imposed on certain redemptions made within 12 months of the date of purchase on shares that were purchased without an initial sales charge.

2.	The management fee is as follows: 0.25% on assets up to $1 billion; and 0.20% on assets over $1 billion.

3.	New York Life Investment Management LLC ("New York Life Investments") has contractually agreed to waive fees and/or reimburse expenses so that Total Annual Fund Operating Expenses (excluding taxes, interest, litigation, extraordinary expenses, brokerage and other transaction expenses relating to the purchase or sale of portfolio investments, and acquired (underlying) fund fees and expenses) do not exceed the following percentages of its average daily net assets: Class A, 0.82%; Investor Class, 0.92%; and Class I, 0.40%. In addition, New York Life Investments will waive fees and/or reimburse expenses so that Total Annual Fund Operating Expenses (excluding taxes, interest, litigation, extraordinary expenses, brokerage and other transaction expenses relating to the purchase or sale of portfolio investments, and acquired (underlying) fund fees and expenses) of Class R6 do not exceed those of Class I. This agreement will remain in effect until February 28, 2021, and shall renew automatically for one-year terms unless New York Life Investments provides written notice of termination prior to the start of the next term or upon approval of the Board of Trustees of the Fund.

Expenses After	Class A	Investor	Class I	Class R6
Class
1 Year	$ 175	$ 193	$ 41	$ 41
3 Years	$ 334	$ 454	$ 148	$ 139
5 Years	$ 507	$ 735	$ 265	$ 247
10 Years	$ 1,009	$ 1,536	$ 607	$ 562

MainStay Candriam Emerging Market Debt Fund

	Class A	Investor Class	Class B1	Class C	Class I	Class R6
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.50%	4.50%	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the original offering price or redemption proceeds)	None [2]	None [2]	5.00%	1.00%	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees (as an annual percentage of the Fund's average daily net assets)[3]	0.70%	0.70%	0.70%	0.70%	0.70%	0.70%
Distribution and/or Service (12b-1) Fees	0.25%	0.25%	1.00%	1.00%	None	None
Other Expenses	0.31%	0.61%	0.61%	0.61%	0.31%	0.20%
Acquired (Underlying) Fund Fees and Expenses	0.01%	0.01%	0.01%	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	1.27%	1.57%	2.32%	2.32%	1.02%	0.91%
Waivers / Reimbursements[4]	(0.09)%	(0.09)%	(0.09)%	(0.09)%	(0.16)%	(0.05)%
Total Annual Fund Operating Expenses After Waivers / Reimbursements[4]	1.18%	1.48%	2.23%	2.23%	0.86%	0.86%
1.	Class B shares are closed to all new purchases as well as additional investments by existing Class B shareholders.

2.	No initial sales charge applies on investments of $1 million or more (and certain other qualified purchases). However, a contingent deferred sales charge of 1.00% may be imposed on certain redemptions made within 18 months of the date of purchase on shares that were purchased without an initial sales charge.

3.	Restated to reflect the elimination of the Fund’s fund accounting service fee. The management fee is as follows: 0.70% on assets up to $500 million and 0.65% on assets over $500 million.

4.	New York Life Investment Management LLC ("New York Life Investments") has contractually agreed to waive fees and/or reimburse expenses so that Total Annual Fund Operating Expenses (excluding taxes, interest, litigation, extraordinary expenses, brokerage and other transaction expenses relating to the purchase or sale of portfolio investments, and acquired (underlying) fund fees and expenses) do not exceed the following percentages of its average daily net assets: Class A, 1.17%; and Class I, 0.85%. New York Life Investments will apply an equivalent waiver or reimbursement, in an equal number of basis points as the Class A shares waiver/reimbursement, to Investor Class, Class B and Class C shares. In addition, New York Life Investments will waive fees and/or reimburse expenses so that Total Annual Fund Operating Expenses (excluding taxes, interest, litigation, extraordinary expenses, brokerage and other transaction expenses relating to the purchase or sale of portfolio investments, and acquired (underlying) fund fees and expenses) of Class R6 do not exceed those of Class I. This agreement will remain in effect until February 28, 2021, and shall renew automatically for one-year terms unless New York Life Investments provides written notice of termination prior to the start of the next term or upon approval of the Board of Trustees of the Fund.

Expenses After	Class A	Investor	Class B		Class C		Class I	Class R6
		Class	Assuming no redemption	Assuming redemption at end of period	Assuming no redemption	Assuming redemption at end of period
1 Year	$ 565	$ 594	$ 226	$ 726	$ 226	$ 326	$ 88	$ 88
3 Years	$ 826	$ 915	$ 716	$ 1,016	$ 716	$ 716	$ 309	$ 285
5 Years	$ 1,107	$ 1,259	$ 1,232	$ 1,432	$ 1,232	$ 1,232	$ 548	$ 499
10 Years	$ 1,907	$ 2,226	$ 2,461	$ 2,461	$ 2,649	$ 2,649	$ 1,233	$ 1,115

MainStay Money Market Fund

	Class A	Investor Class	Class B1	Class C	Class R6
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the original offering price or redemption proceeds)	None	None	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees (as an annual percentage of the Fund's average daily net assets)[2]	0.40%	0.40%	0.40%	0.40%	0.40%
Distribution and/or Service (12b-1) Fees	None	None	None	None	None
Other Expenses	0.16%	0.48%	0.48%	0.48%	0.08%
Total Annual Fund Operating Expenses	0.56%	0.88%	0.88%	0.88%	0.48%
Waivers / Reimbursements[3]	0.00%	(0.08)%	(0.08)%	(0.08)%	0.00%
Total Annual Fund Operating Expenses After Waivers / Reimbursements[3]	0.56%	0.80%	0.80%	0.80%	0.48%
1.	Class B shares are closed to all new purchases as well as additional investments by existing Class B shareholders.

2.	The management fee is as follows: 0.40% on assets up to $500 million; 0.35% on assets from $500 million up to $1 billion; and 0.30% on assets over $1 billion.

3.	New York Life Investment Management LLC ("New York Life Investments") has contractually agreed to waive fees and/or reimburse expenses so that Total Annual Fund Operating Expenses (excluding taxes, interest, litigation, extraordinary expenses, brokerage and other transaction expenses relating to the purchase or sale of portfolio investments, and acquired (underlying) fund fees and expenses) do not exceed the following percentages of its average daily net assets: Class A, 0.70%; Investor Class, 0.80%; Class B, 0.80%; and Class C, 0.80%. This agreement will remain in effect until February 28, 2021, and shall renew automatically for one-year terms unless New York Life Investments provides written notice of termination prior to the start of the next term or upon approval of the Board of Trustees of the Fund.

Expenses After	Class A	Investor	Class B	Class C	Class R6
Class
1 Year	$ 57	$ 82	$ 82	$ 82	$ 49
3 Years	$ 179	$ 273	$ 273	$ 273	$ 154
5 Years	$ 313	$ 480	$ 480	$ 480	$ 269
10 Years	$ 701	$ 1,077	$ 1,077	$ 1,077	$ 604